Exhibit 12(a)

	As of and for the years ended October 31,										As of and for the three months ended January 31,
	2002		2003		2004		2005		2006		2006		2007
Ratio of earnings to fixed charges:
Earnings:
Pretax income from continuing operations	35.9		13.8		63.8		152.3		207.9		48.4		45.9
Fixed charges	59.2		55.5		48.5		42.4		37.8		9.6		12.4
Amortization of capitalized interest	—		—		0.1		0.1		0.1		—		0.1
Distributed income of equity investees	2.3		4.0		—		—		—		—		—
Less interest capitalized	(0.5)		(0.4)		(0.6)		(0.2)		(0.1)		—		—
Less minority interest	(0.8)		(0.7)		(0.4)		(0.8)		(1.9)		(0.1)		(0.3)

	96.1		72.2		111.4		193.8		243.8		57.9		58.1

Fixed charges
Interest expensed*	58.7		55.1		47.9		42.2		37.7		9.6		12.4
Interest capitalized	0.5		0.4		0.6		0.2		0.1		—		—

	59.2		55.5		48.5		42.4		37.8		9.6		12.4

Ratio of earnings to fixed charges	1.6	x	1.3	x	2.3	x	4.6	x	6.4	x	6.0	x	4.7	x

*	Included amortization of capitalized expenses related to indebtedness.